Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Richard Tarapchak Senior Vice President and Corporate Controller

April 24, 2014

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2013, filed December 20, 2013

File No. 001-09618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated April 16, 2014 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2013 of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter, followed by our response.

Annual Report on Form 10-K for the fiscal year ended October 31, 2013

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Consolidated Statement of Cash Flows, page 71

1.	We note from your response to our prior comment 3 that 86% of the proceeds from sales or maturities of marketable securities related to sales of marketable securities and only about 14% related to maturities of marketable securities. We also note that you do not believe separate presentation would provide additionally meaningful information to the users of your financial statements. However, in light of the fact that the majority of the amount is related to sales, rather than maturities, we think that this fact should be disclosed either on the face of the statement of cash flows or in the notes to the financial statements. Please revise accordingly.

Response:

We confirm that in future filings we will separately disclose the proceeds from the sales and maturities of marketable securities on the face of the statement of cash flows.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (331) 332-2251 with any questions or comments regarding any of the foregoing.

Sincerely,

/S/ RICHARD C. TARAPCHAK
Richard C. Tarapchak
Senior Vice President and Corporate Controller
(Principal Accounting Officer)